UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the “Company”) on May 16, 2019, reporting the Company’s results for the first quarter and three months ended March 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: May 17, 2019	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

Exhibit 1

FRONTLINE LTD. REPORTS RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2019

Frontline Ltd. (the “Company” or “Frontline”), today reported unaudited results for the three months ended March 31, 2019:

Highlights

•	Net income attributable to the Company was $40.0 million, or $0.24 per share, for the first quarter of 2019.
•	Net income attributable to the Company was $45.5 million, or $0.27 per share adjusted for certain non-cash items for the first quarter of 2019.
•	Reported spot average daily time charter equivalent (“TCE”) for VLCCs, Suezmax tankers and LR2/Aframax tankers in the first quarter were $35,700, $28,200 and $24,000, respectively.
•
For the second quarter of 2019, we estimate spot TCE of $34,800 contracted for 63% of vessel days for VLCCs. The estimated spot TCE is provided using the load-to-discharge method of accounting. We expect the spot TCE for the full quarter will be lower primarily due to impact of ballast days at the end of the quarter.

•	In January 2019, the Company increased its ownership interest to 28.9% in Feen Marine Scrubbers Inc. (“FMSI”).
•	In January and April 2019, the Company took delivery of the VLCC newbuildings Front Defender and Front Discovery.

Robert Hvide Macleod, Chief Executive Officer of Frontline Management AS commented:
"Following a strong start to the year, crude oil tanker rates weakened significantly in recent months due to elevated levels of refinery maintenance, decrease in oil supply and a number of newbuildings delivering. However, a market improvement is expected in the second half of the year as refinery capacity returns and oil volumes return to the markets. In particular, market analysts expect incremental crude demand to be generated by upcoming IMO 2020 regulations as increased inputs will be required to meet new demand for low sulphur fuels. Our commercial strategy, fleet renewal over recent years and the strong support from our largest shareholder creates significant leverage and opportunity in this exciting market dynamic.”
Inger M. Klemp, Chief Financial Officer of Frontline Management AS added:
“Following strong financial results in the first quarter of 2019 Frontline has remained focused on further strengthening its balance sheet.  Based on market expectations and competitive breakeven levels, the Company is well positioned to generate significant cash flow and create value for its shareholders.”
The average daily time charter equivalents (“TCE”) earned by Frontline in the quarter ended March 31, 2019, the prior quarter and in the year ended December 31, 2018 are shown below, along with spot estimates for the second quarter of 2019 and the estimated average daily cash break-even (“BE”) rates for the remainder of 2019:
Average daily time charter equivalents ("TCEs")
($ per day)	Spot			Spot estimates	% covered	Estimated average daily BE rates
	Q1 2019	Q4 2018	2018	Q2 2019		2019
VLCC	35,700	28,400	18,300	34,800	63%	24,700
SMAX	28,200	26,100	17,300	19,000	63%	20,000
LR2	24,000	18,700	14,900	19,500	55%	16,600

The estimated average daily cash break-even rates are the daily TCE rates the vessels must earn in order to cover operating expenses including dry docks, repayments of loans, interest on loans, bareboat hire and general and administrative expenses.
Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. The actual rates to be earned in the second quarter of 2019 will therefore depend on the number of additional days that we can contract, and more importantly the number of additional days that each vessel is laden. Therefore, a high number of ballast days at the end of the quarter will limit the amount of additional revenues to be booked based on load to discharge accounting principles.
On February 28, 2019 the Company disclosed that spot TCE of $41,300 per day had been contracted for 84% of vessel days for our VLCCs. As described above, due to the limited number of additional laden days at the end of the first quarter, additional revenues booked were limited and as such the total revenues for the 84% of vessel days contracted was spread over 100% of the days in the quarter, resulting in a lower TCE per day by the end of the first quarter.
The load-to-discharge method of accounting results in revenues being recognized over fewer days, but at a higher rate for those days. Over the life of a voyage there is no difference in the total revenues and costs to be recognized.
When expressing TCE per day for the first quarter of 2019, the Company uses the total available days for the quarter and not just the number of days the vessel is laden.
The Fleet
As of March 31, 2019, the Company’s fleet consisted of 62 vessels, with an aggregate capacity of approximately 11.9 million DWT:
(i)	47 vessels owned by the Company (13 VLCCs, 16 Suezmax tankers, 18 LR2/Aframax tankers);
(ii)	three VLCCs that are under finance leases;
(iii)	one VLCC that is recorded as an investment in finance lease;
(iv)	two VLCCs chartered in from an unrelated third party; and
(v)	nine vessels that are under the Company’s commercial management (three VLCCs, two Suezmax tankers, two LR2 tankers and two Aframax oil tankers)

As of March 31, 2019, the Company had entered into fixed rate time charter-out contracts for one LR2 tanker and two Suezmax tankers, all with expiry in Q1 2020, at average rates of $19,500 per day, $23,750 per day and $17,000 per day plus profit split, respectively.
Newbuilding Program/ Financing Update
As of March 31, 2019, the Company’s newbuilding program comprised one VLCC, which was delivered in April 2019.
As of March 31, 2019, total instalments of $26.8 million had been paid and remaining commitments amounting to $55.9 million was paid in the second quarter of 2019 in relation to the vessel delivered in April 2019. Instalments paid and remaining commitment includes amounts related to exhaust gas cleaning systems (“EGCS”). As of March 31, 2019, the Company had committed bank financing in place to finance the delivery of this newbuilding and a loan amount of $59.4 million was drawn in April 2019.
In November 2018, the Company extended the terms of its senior unsecured loan facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. (the "Credit Facility") by 12 months until November 2020. In January and March 2019 the Company repaid $15 million and $21 million, respectively under the Credit Facility.  $125.0 million remains available and undrawn as of March 31, 2019.

Corporate Update
In January 2019, Frontline announced that its ownership interest in FMSI had increased to 28.9% following the purchase by FMSI of a 30.8% stake in FMSI from Bjørnar Feen, one of  FMSI’s founders. In January 2019, FMSI repaid $3.0 million of a $6.0 million interest free loan extended by Frontline to FMSI in July 2018.
Pursuant to the Company’s stated dividend policy, the Board has decided to focus on repayment of debt and not to pay a dividend for the first quarter of 2019.
The Company had 169,821,192 ordinary shares outstanding as of March 31, 2019. The weighted average number of shares outstanding for the quarter was 169,821,192.
First Quarter 2019 Results
The Company reports net income attributable to the Company of $40.0 million for the first quarter of 2019 compared with net income of $25.4 million in the previous quarter. The net income attributable to the Company adjusted for certain non-cash items was $45.5 million for the first quarter of 2019. The non-cash items consisted of a loss on derivatives of $4.1 million and a $1.4 million unrealized loss on marketable securities.
In December 2018, the Company sold 1.3 million shares in Golden Ocean Group Limited (“GOGL”) for proceeds of $7.6 million. At the same time, the Company entered into a forward contract to repurchase 1.3 million shares in GOGL in March 2019 for $7.7 million. As partial settlement of the contract, the Company entered into a new forward contract to repurchase the shares in June 2019 for $6.6 million and made a net cash settlement of $1.0 million after adjustment for foreign exchange differences. This has been treated as a settlement of debt.
Reconciliation of net (loss) income attributable to the Company adjusted for certain non-cash items:
(in millions of $)	Q1 2019	Q4 2018	Full year 2018
Net income (loss) attributable to the Company	40.0	25.4	(8.9)
Add back:
Loss on termination of vessel lease, net of cash paid	—	—	5.8
Unrealised loss on marketable securities	1.4	5.4	5.7
Loss on derivatives	4.1	4.7	4.7

Less:
Gain on derivatives	—	—	(9.0)
Unrealised gain on marketable securities	—	—	(2.2)
Share of results of associated company		(0.2)	(0.2)
Release of accrued dry docking costs	—	—	(2.1)
Gain on sale of shares	—	—	(1.0)
Gain on termination of lease	—	(8.9)	(16.1)
Net income (loss) attributable to the Company adjusted for certain non-cash items	45.5	26.4	(23.3)
(in thousands)
Weighted average number of ordinary shares	169,821	169,813	169,810

(in $)
Basic earnings (loss) per share	0.24	0.15	(0.05)
Basic earnings (loss) per share adjusted for certain non-cash charges	0.27	0.16	(0.14)

1 This press release describes net income attributable to the Company adjusted for certain non-cash items and related per share amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). We believe the non-GAAP financial measures presented in this press release provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP.

Strategy and Market Outlook
The tanker market pulled back in January due to OPEC production cuts and a high level of newbuilding deliveries after a strong end to 2018. The middle of the first quarter saw tanker rates firming significantly, driven mainly by an increase in US exports. The market then came off primarily due to extended refinery maintenance in preparations for IMO 2020 and both new and persistent supply disruptions. Atlantic refinery maintenance is currently coming to an end and East of Suez refinery maintenance is coming off of peak levels.
Crude oil demand forecasts remain healthy and largely unchanged since the start of the year. In particular, demand from China and India remains robust, more than offsetting weaker demand growth from Europe. Concerns exist, however, about the sustainability of demand growth in a rising oil price environment and the impact of global trade tensions and tariffs on growth also remains to be seen.
While current supply disruptions do not appear to have impacted demand thus far, they have contributed to recent tanker market weakness and increased tanker rate volatility.  Exports also continue to be disrupted by sanctions in Venezuela and unrest in Libya. Recently, Russian production has also faced a challenge due to contamination in a high capacity crude oil pipeline to Poland and Germany. Additionally, the U.S. announced that it would not renew waivers previously granting relief from sanctions primarily to Asian countries for Iranian crude oil imports.  According to the U.S. administration, the U.S., Saudi Arabia and the United Arab Emirates will work to ensure global markets remain adequately supplied, but OPEC has not formally announced its intentions.  Although daily U.S. production has grown year-over-year each month since the first quarter of 2017, production has declined since the start of 2019, potentially impacted by spending cuts made by producers in response to a rapid decline in the price of crude oil in the fourth quarter.  While U.S. production continues to benefit growth in tonne-miles, further production growth is dependent on continued capital expenditure on the part of exploration and production companies. The underlying dynamic in crude oil supply will almost certainly lead to the continued evolution of trade flows and volatility in freight rates.
Crude oil tanker supply is obviously a key factor in the tanker market. In 2018, scrapping kept pace with new deliveries, but the pace of scrapping slowed significantly as freight rates improved in the fourth quarter.  Only one VLCC was recycled in the first quarter of 2019, with an additional two vessels reported recycled since the end of the quarter.  This compares to 20 VLCCs delivered in the first quarter and an additional six delivered in April. There are 49 additional VLCCs scheduled to be delivered in 2019, but some of these deliveries will be pushed back into 2020, when a further 40 VLCCs are scheduled to be delivered.
In the second half of 2019, we expect tanker rates to rebound as refinery maintenance is expected to be less pronounced than last year as refineries will look to increase production ahead of the implementation of IMO 2020 regulations.  Transported crude is currently down 2 mb/d from the first quarter of 2018, but all indicators point towards volumes returning and draws on inventories halting as refinery maintenance completes. According to market analysts the IMO 2020 regulations could create incremental demand for crude oil as increased inputs will be required to meet the expected demand for low sulphur fuel.
Despite continued deliveries of newbuilding vessels, effective crude tanker capacity is expected to slow as vessels are taken out of service for regular dockings, scrubber or ballast water installation and preparation of vessel fuel tanks for the IMO 2020 regulations. We expect the market to remain volatile this year, but continue to trend higher as the fleet prepares for new regulations, US exports contribute to tonne-mile growth and crude oil volumes return.
Given our market expectations, maintains spot exposure for nearly 100% of available operating days. Existing charter out contracts for two Suezmax tankers and one LR2 tanker expire in the first quarter of 2020. We also hold two VLCC charter-in contracts with expiry in the second quarter of 2020 with options to extend for 12 months significantly below current time charter market levels. However, we will be opportunistic with respect to charter coverage should our market view unfold or change.
Frontline has one of the youngest and largest fleets in the industry and we remain focused on maintaining cost-efficient operations and low breakeven levels.  Against the backdrop of an expectation for a strong market in the second half of 2019, we believe we are exceptionally well positioned to create significant value for our shareholders.

Conference Call and Webcast
On May 16, 2019 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.
Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

Norway	+47 2156 3162
Norway toll free	800 10392
UK	+44 (0) 203 009 5710
UK Toll Free	0 800 376 7425
USA	+1 917 720 0178
USA Toll Free	866 869 2321
Conference ID	5865398
Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontline.bm, under the ‘Webcast’ link.
A replay of the conference call will be available for seven days following the live call. The following numbers may be used to access the telephonic replay:

UK LocalCall	0 844 571 8951
UK FreeCall	0 808 238 0667
Std International	+44 (0) 333 300 9785
Norway	21 03 42 35
USA	+1 (917) 677-7532
USA Toll Free	+1 (866) 331-1332
Conference ID	586539
Participant information required: Full name & company

Forward-Looking Statements
Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.
The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, dry docking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.
We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
May 15, 2019

Questions should be directed to:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $)	2019 Jan-Mar	2018 Jan-Mar	2018 Jan-Dec
Total operating revenues	238,275	169,621	742,266

Other operating gain (loss)	(742)	(6,116)	10,206

Voyage expenses and commission	97,512	89,039	377,772
Contingent rental (income) expense	(1,031)	(6,695)	(19,738)
Ship operating expenses	32,732	34,733	130,623
Charter hire expenses	2,104	2,317	21,244
Administrative expenses	9,892	9,548	37,294
Depreciation	27,401	31,791	122,566
Total operating expenses	168,610	160,733	669,761
Net operating income (loss)	68,923	2,772	82,711
Interest income	261	140	843
Interest expense	(23,441)	(21,602)	(93,275)
Gain on sale of shares	—	1,026	1,026
Unrealized loss on marketable securities	(1,381)	(311)	(3,526)
Share of results of associated company	—	—	246
Foreign currency exchange loss	(146)	(608)	(869)
Gain (loss) on derivatives	(4,100)	5,085	4,256
Other non-operating items	37	(44)	506
Net income (loss) before income taxes and non-controlling interest	40,153	(13,542)	(8,082)
Income tax expense	(42)	(14)	(316)
Net income (loss)	40,111	(13,556)	(8,398)
Net (income) loss attributable to non-controlling interest	(80)	(85)	(482)
Net income (loss) attributable to the Company	40,031	(13,641)	(8,880)
Basic earnings (loss) per share attributable to the Company ($)	0.24	(0.08)	(0.05)

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2019 Jan-Mar	2018 Jan-Mar	2018 Jan-Dec

Net income (loss)	40,111	(13,556)	(8,398)
Foreign exchange gain (loss)	106	162	893
Other comprehensive income (loss)	106	162	893
Comprehensive income (loss)	40,217	(13,394)	(7,505)

Comprehensive (income) loss attributable to non-controlling interest	80	85	482
Comprehensive income (loss) attributable to the Company	40,137	(13,479)	(7,987)
Comprehensive income (loss)	40,217	(13,394)	(7,505)

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Mar 31 2019	Dec 31 2018
ASSETS
Current assets
Cash and cash equivalents	95,820	66,484
Restricted cash	1,332	1,420
Marketable securities	955	836
Marketable securities pledged to creditors	6,892	8,392
Other current assets	207,045	231,113
Total current assets	312,044	308,245

Non-current assets
Newbuildings	26,408	52,254
Vessels and equipment, net	2,535,320	2,476,755
Vessels under finance lease, net	87,709	90,676
Right of use assets under operating leases	16,091	—
Investment in finance lease	10,822	10,979
Investment in associated company	3,246	6,246
Goodwill	112,452	112,452
Other long-term assets	18,216	20,234
Total non-current assets	2,810,264	2,769,596
Total assets	3,122,308	3,077,841

LIABILITIES AND EQUITY
Current liabilities
Short term debt	122,546	120,479
Current portion of obligations under finance lease	11,469	11,854
Current portion of obligations under operating lease	9,755	—
Other current liabilities	82,615	81,885
Total current liabilities	226,385	214,218

Non-current liabilities
Long term debt	1,598,821	1,610,293
Obligations under finance lease	85,116	87,930
Obligations under operating lease	6,438	—
Other long-term liabilities	1,184	1,183
Total non-current liabilities	1,691,559	1,699,406

Commitments and contingencies
Equity
Frontline Ltd. equity	1,204,066	1,163,800
Non-controlling interest	298	417
Total equity	1,204,364	1,164,217
Total liabilities and equity	3,122,308	3,077,841

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2019 Jan-Mar	2018 Jan-Mar	2018 Jan-Dec
OPERATING ACTIVITIES
Net income (loss)	40,111	(13,556)	(8,398)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of deferred charges	27,982	32,394	125,038
Other operating loss (gain)	—	6,116	(10,308)
Contingent rental (income) expense	(1,031)	(6,695)	(21,273)
(Gain) on sale of shares	—	(1,026)	(1,026)
Unrealised (gain) loss on marketable securities	1,381	311	3,526
Share of results of associated company	—	—	(246)
(Gain) loss on derivatives	4,716	(5,018)	(3,190)
Other, net	533	1,064	743
Change in operating assets and liabilities	24,065	(1,545)	(38,695)
Net cash provided by operating activities	97,757	12,045	46,171

INVESTING ACTIVITIES
Additions to newbuildings, vessels and equipment	(59,844)	(186,171)	(216,310)
Finance lease payments received	—	2,471	5,336
Investment in associated company	—	—	(6,000)
Return of loan to associated company	3,000	—	—
Purchase of shares from non-controlling interest	(269)	—	—
Proceeds from sale of shares	—	17,757	17,757
Net cash used in investing activities	(57,113)	(165,943)	(199,217)

FINANCING ACTIVITIES
Proceeds from debt	55,250	191,881	298,871
Repayment of debt	(65,471)	(26,245)	(172,412)
Repayment of capital leases	(1,175)	(3,200)	(10,094)
Net proceeds from issuance of shares	—	—	85
Dividends paid	—	—	(386)
Net cash (used in) provided by financing activities	(11,396)	162,436	116,064

Net change in cash and cash equivalents and restricted cash	29,248	8,538	(36,982)
Cash and cash equivalents and restricted cash at start of period	67,904	104,886	104,886
Cash and cash equivalents and restricted cash at end of period	97,152	113,424	67,904

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2019 Jan-Mar	2018 Jan-Mar	2018 Jan- Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	169,821,192	169,809,324	169,809,324
Shares issued	—	—	11,868
Balance at end of period	169,821,192	169,809,324	169,821,192

SHARE CAPITAL
Balance at beginning of period	169,821	169,809	169,809
Shares issued	—	—	12
Balance at end of period	169,821	169,809	169,821

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	198,497	197,399	197,399
Stock compensation expense	199	338	1,025
Adjustment on repurchase of non-controlling interest	(70)	—	—
Shares issued	—	—	73
Balance at end of period	198,626	197,737	198,497

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning and end of period	1,090,376	1,090,376	1,090,376

OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of period	224	2,227	2,227
Other comprehensive income (loss)	106	162	893
Adjustment on adoption of changes in ASC 825	—	(2,896)	(2,896)
Balance at end of period	330	(507)	224

RETAINED DEFICIT
Balance at beginning of period	(295,118)	(272,503)	(272,503)
Net income (loss) attributable to the Company	40,031	(13,641)	(8,880)
Adjustment on adoption of ASC 606	—	(16,631)	(16,631)
Adjustment on adoption of changes in ASC 825	—	2,896	2,896
Balance at end of period	(255,087)	(299,879)	(295,118)

EQUITY ATTRIBUTABLE TO THE COMPANY	1,204,066	1,157,536	1,163,800

NON-CONTROLLING INTEREST
Balance at beginning of period	417	321	321
Net income (loss) attributable to non-controlling interest	80	85	482
Adjustment on repurchase of non-controlling interest	(199)	—	—
Dividend paid to non-controlling interest	—	—	(386)
Balance at end of period	298	406	417
TOTAL EQUITY	1,204,364	1,157,942	1,164,217

FRONTLINE LTD.
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. GENERAL
Frontline Ltd. (the “Company” or “Frontline”) is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers and product tankers. The Company’s ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.
2. ACCOUNTING POLICIES
Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the Securities and Exchange Commission on March 28, 2019.
Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2018, with the exception of certain changes noted below.
The Company has adopted ASC 842 effective January 1, 2019 using the modified retrospective transition approach, which allows the Company to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate our comparative prior year periods. Based on the Company's analysis, the cumulative effect adjustment to the opening balance of accumulated deficit is zero because (i) the Company does not have any unamortized initial direct costs as of January 1, 2019 that needs to be written off; (ii) the Company does not have any lease incentives or accrued rental transactions that needs to be recognized; and (iii) the timing and pattern of revenue recognition under its revenue contracts that have lease and non-lease components is the same and even if accounted for separately, the lease component of such contracts would be considered operating leases.
The Company currently has three major categories of leases - chartered-in vessels, vessels under capital lease and leased office and other space. Upon adoption of ASC 842, the Company has recognized right-of-use assets and corresponding lease liabilities of $18.5 million on the balance sheet in relation to our operating leases, which have then been amortized during the first quarter. The Company does not expect the implementation of this standard to cause a material change in the Company's operating expenses in the fiscal year 2019. The Company has not elected the practical expedient to not separate lease and non-lease components for all of our leases where we are the lessee.
ASC 842 also allows lessees to elect as an accounting policy not to apply the provisions of ASC 842 to short term leases (i.e., leases with an original term of 12-months or less). Instead, a lessee may recognize the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The accounting policy election for short-term leases shall be made by class of underlying asset to which the right of use relates.
For arrangements where we are the lessor, the adoption of the new lease standard has not had a material impact on our financial statements. The new lease standard provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we have elected this expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus do not separate the non-lease component, or service element, from the lease.

3. EARNINGS PER SHARE
The components of the numerator and the denominator in the calculation of basic earnings per share are as follows:
(in thousands of $)	2019 Jan-Mar	2018 Jan- Mar	2018 Jan-Dec
Net income (loss) attributable to the Company	40,031	(13,641)	(8,880)

(in thousands)
Weighted average number of ordinary shares	169,821	169,809	169,810

4. NEWBUILDINGS
In January 2019, the Company took delivery of the VLCC newbuilding Front Defender.
5. DEBT
The Company drew down $55.3 million in the three months ended March 31, 2019 under its $110.5 million term loan facility with Credit Suisse in connection with one VLCC delivered in the period.
In April 2019, the Company signed an amendment to its $110.5 million term loan facility with ING for a separate tranche of $4.1 million to finance the EGCS to be installed on the remaining VLCC newbuilding. The additional tranche was subsequently drawn in April 2019, along with the delivery tranche of $55.3 million.
The Company repaid $36.0 million in the three months ended March 31, 2019 under its senior unsecured facility of up to $275.0 million with an affiliate of Hemen Holding Ltd (the "Credit Facility"). $125.0 million remains available and undrawn as at March 31, 2019.
6. MARKETABLE SECURITIES
In December 2018, the Company sold 1.3 million shares in Golden Ocean Group Limited (“GOGL”) for proceeds of $7.6 million. At the same time, the Company entered into a forward contract to repurchase 1.3 million shares in GOGL in March 2019 for $7.7 million. As partial settlement of the contract, the Company entered into a new forward contract to repurchase the shares in June 2019 for $6.6 million and as such made net cash settlement of $1.0 million after adjustment for foreign exchange differences. This has been treated as a settlement of debt.
7. INVESTMENT IN ASSOCIATED COMPANY
In January 2019, Frontline announced that its ownership interest in FMSI has increased to 28.9% following the purchase by FMSI of a 30.8% stake in FMSI from Bjørnar Feen, one of FMSI’s founders.
In January 2019, FMSI repaid $3 million of a $6 million interest free loan extended by Frontline to FMSI in July 2018.
8. SHARE CAPITAL
The Company had an issued share capital at March 31, 2019 of $169,821,192 divided into 169,821,192 ordinary shares (December 31, 2018: $169,821,192 divided into 169,821,192 ordinary shares) of $1.00 par value each.

9. RELATED PARTY TRANSACTIONS
The Company’s most significant related party transactions are with Ship Finance International Limited (“Ship Finance”), a company under the significant influence of the Company’s largest shareholder. The Company leased three of its vessels from Ship Finance at March 31, 2019 and pays Ship Finance profit share based on the earnings of these vessels. Profit share arising in the three months ended March 31, 2019 was $1.0 million, which was $1.0 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the Company's merger with Frontline 2012.
In the three months ended March 31, 2019 the Company repaid $36.0 million under its senior unsecured loan facility of up to $275.0 million with an affiliate of Hemen Holding Ltd.
In the three months ended March 31, 2019 the Company paid or accrued amounts totalling $1.9 million due to FMSI in relation to the installation of EGCS on its owned and leased vessels.
In January 2019, FMSI repaid $3.0 million of a $6.0 million interest free loan extended by Frontline to FMSI in July 2018.
Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.
10. COMMITMENTS AND CONTINGENCIES
As of March 31, 2019, the Company’s newbuilding program comprised one VLCC, which was delivered in April 2019.
As of March 31, 2019, total instalments of $26.8 million had been paid and the remaining commitment amounting to $55.9 million was paid in the second quarter of 2019 in relation to the vessel delivered in April 2019. Instalments paid and remaining commitment includes amount related to EGCS.  As of March 31, 2019, Frontline had committed bank financing in place to finance the delivery of the newbuilding delivered in April and a loan amount of $59.4 million was drawn in April 2019.
As of March 31, 2019, the Company has committed to the installation of EGCS on 18 vessels owned by the Company, excluding EGCS being installed on the Company’s newbuilding included above and on the one newbuilding delivered in the quarter, with a financial commitment of $13.9 million, excluding installation costs. The Company has also agreed with Ship Finance to share the cost of installation of EGCS equally on two VLCCs chartered from Ship Finance. The Company's remaining commitment on these vessels is $0.5 million, excluding installation costs. These remaining commitments are due in 2019.
As of March 31, 2019, the Company has committed to the installation of Ballast Water Treatment Systems on five vessels, with a remaining commitment of $2.4 million excluding installation costs, which is due in 2019.
11. SUBSEQUENT EVENTS
In May 2019, the Company entered into an agreement to purchase a Suezmax tanker resale under construction at HHI, due for delivery in May 2020, at a cost of $66 million.